EF HUTTON
division of Benchmark Investments, LLC
590 Madison Avenue, 39th Floor
New York, NY 10022

October 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc. (the “Company”) Registration Statement on Form S-1 Filed June 23, 2023 File No. 333-272908

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 20, 2023, in which we, EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for October 24, 2023 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

EF HUTTON, division of Benchmark Investments, LLC

By: /s/ Sam Fleischman

Name: Sam Fleischman

Title: Supervisory Principal